Filed pursuant to Rule 424(b)(2) and 424(b)(8)

Registration Nos. 333-132370 and 333-132370-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$10,000,000.00	$1,070.00	(1)

(1)	The filing fee of $1,070.00 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the $720,063.44 remaining of the filing fee previously paid with respect to unsold securities that were registered pursuant to a Registration Statement on Form S-3 (No. 333-119615) filed by Citigroup Global Market Holdings Inc., a wholly owned subsidiary of Citigroup Inc., on October 8, 2004 is being carried forward, of which $1,070.00 is offset against the registration fee due for this offering and of which $718,993.44 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing Supplement No. 2007 – MTNDD074 Dated February 1, 2007

(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

US$10,000,000 principal amount

Citigroup Funding Inc.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Principal-Protected Notes Based Upon the Levels of Three-Month U.S. Dollar LIBOR and the SIFMA Municipal Swap Index (formerly known as the BMA Municipal Swap Index) Due 2037

•	The notes will bear interest at a variable rate which may be zero, but will not be less than zero. Interest on the notes, if any, is payable quarterly on the fourteenth day of each February, May, August and November, beginning on May 14, 2007 and ending on the maturity date.

•	The interest rate will equal a base interest rate plus a supplemental rate, if any, based on the aggregated excess interest rates, if any, above the interest rate cap from prior interest periods to the extent that the application of the aggregated excess interest rates does not result in the interest rate being greater than the interest rate cap, as more fully described in this pricing supplement. The base interest rate applicable to any quarterly interest period in the first year will be 9.67%. The base interest rate applicable to any quarterly interest period in the second year through to the maturity of the notes will be based on the weekly levels of the floating interest rate commonly referred to as “three-month U.S. dollar LIBOR” and the SIFMA Municipal Swap Index (formerly known as the BMA Municipal Swap Index), as more fully described in this pricing supplement.

•	The notes will mature on February 14, 2037. You will receive at maturity, for each US$100,000 principal amount of notes you hold, an amount in cash equal to US$100,000 plus any accrued and unpaid interest.

•	The notes will be issued in minimum denominations and integral multiples of US$100,000.

•	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

		Per Note		Total
Public Offering Price	US$	100,000	US$	10,000,000
Agent’s Discount	US$	0.00	US$	0.00
Proceeds to Citigroup Funding Inc. (before expenses)	US$	100,000	US$	10,000,000

We expect that delivery of the notes will be made against payment therefor on or about February 14, 2007. Because the notes will not settle in T+3, purchasers who wish to trade the notes on the date hereof or the next following six business days will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

Citigroup

RISK FACTORS RELATING TO THE NOTES

An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the levels of the three-month U.S. Dollar LIBOR and the SIFMA Municipal Swap Index, and other events that are difficult to predict and beyond our control.

The Amount of Interest Payable on the Notes Will Vary and May Be Zero

The interest rate is a floating rate subject to an interest rate cap. In the first year, each quarterly interest payment will be based on a fixed base interest rate. In the second year through to the maturity of the notes, each quarterly interest payment will depend on the variable component for each interest period, which in turn will depend on a) the three-month U.S. dollar LIBOR recorded two London business days prior to the start of the relevant interest period and b) the difference between the adjusted average weekly three-month U.S. dollar LIBOR rate and the average SIFMA index value in each interest period (which difference we refer to as the adjusted LIBOR-SIFMA spread). The amount of interest you accrue on the notes in any interest period after the first year will decrease as a positive adjusted LIBOR-SIFMA spread decreases or a negative adjusted LIBOR-SIFMA spread becomes more negative. The amount of interest you accrue on the notes in any interest period after the first year may decrease even if either or both of the three-month U.S. dollar LIBOR and the SIFMA index value increase in any interest period. In addition, after the first year, you will not accrue any interest on the notes at all in any interest period in which the variable component is negative and the absolute value of the variable component is greater than or equal to the fixed component. If this is true in every interest period, the interest paid on the notes will be zero.

The Appreciation on Your Investment in the Notes Will be Capped

As a result of the interest rate cap, the notes provide less opportunity for equity appreciation than similar securities based on the three-month U.S. dollar LIBOR and the SIFMA Municipal Swap Index. The interest rate cap limits the quarterly interest payment to the lesser of the following per annum rates a) 17% and b) 1.9 times the sum of the three-month U.S. dollar LIBOR and 0.20%. Thus the yield on the notes may be less than the yield on a similar security based on the three-month U.S. dollar LIBOR and the SIFMA Municipal Swap Index that is not subject to a cap on appreciation.

The Leverage Factor May Substantially Reduce Interest Rate on the Notes and May Lead to Pricing Fluctuations

The leverage factor in the interest rate formula after the first year could result in the interest rate on the notes for any period being substantially lower than the fixed component, which could negatively impact the market value of the notes, even in cases where the negative spread between the adjusted average U.S. dollar LIBOR rate and the average SIFMA index value is relatively small.

The Adjusted LIBOR-SIFMA Spread Will Depend on a Number of Factors

After the first year, the amount of interest you accrue on the notes, if any, will depend, in part, on the adjusted LIBOR-SIFMA spread, subject to the interest rate cap. In general, as the adjusted LIBOR-SIFMA spread decreases, so does the amount of interest payable on the notes. A number of factors can affect the adjusted LIBOR-SIFMA spread by changing the relative values of the average three-month U.S. dollar LIBOR rate and the average SIFMA index value. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the adjusted LIBOR-SIFMA spread of a change in a specific factor, assuming all other conditions remain constant.

Marginal Tax Rates. Since variable-rate demand obligations that comprise the SIFMA index are exempt from US federal taxation, in general, a decrease in the marginal tax rates may reduce the adjusted LIBOR-SIFMA spread in the variable component.

Tax-Exempt Nature of Municipal Securities. Since variable-rate demand obligations that comprise the SIFMA index are exempt from US federal taxation, in general, any change in tax law that has an adverse impact on the tax-exemption of municipal securities may reduce the adjusted LIBOR-SIFMA spread in the variable component.

Tax Treatment of Comparable Securities. Variable-rate demand obligations that comprise the SIFMA index are exempt from US federal taxation, while non-municipal notes (which the strategy underlying the interest rate formula uses the LIBOR index to represent) are subject to federal taxation. Any change in tax law that gives more favorable treatment to non-municipal notes may reduce the adjusted LIBOR-SIFMA spread in the variable component.

The Supply and Demand for Municipal Securities. Various factors including reduced demand for or increased supply of municipal securities; fragmentation in the market for municipal securities; uncertainty regarding the rights of holders of municipal securities and illiquidity may reduce the adjusted LIBOR-SIFMA spread in the variable component.

These and other factors may have a negative impact on the payment of interest on the notes. In addition, these and other factors may have a negative impact on the value of your notes in the secondary market. See “—The Price at Which

You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” below.

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least the full principal amount of your notes only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity you may receive less than your initial investment as the notes are not principal protected prior to maturity.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes bear interest, if any, quarterly at the variable rate, which may be positive or zero. As a result, depending on the average of the interest rates for each interest period during the term of the notes, the effective yield on your notes may be less than that which is payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in the secondary market will be affected by supply of and demand for the notes, the three-month U.S. dollar LIBOR and the SIFMA Municipal Swap Index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

The Adjusted LIBOR-SIFMA Spread. We expect that the market value of the notes at any given time will depend substantially on the adjusted LIBOR-SIFMA spread and the future expectations of the adjusted LIBOR-SIFMA spread. In general, if the adjusted LIBOR-SIFMA spread increases or is expected to increase in the future, the value of the notes may increase, and if the adjusted LIBOR-SIFMA spread decreases or is expected to decrease in the future, the value of the notes may decrease.

The Level of Three-Month U.S. Dollar LIBOR. We expect that the market value of the notes at any given time may be affected by changes in the level of three-month U.S. dollar LIBOR. The level of the three-month U.S. dollar LIBOR will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank market in particular.

Volatility of the Three-Month U.S. Dollar LIBOR and the Adjusted LIBOR-SIFMA Spread. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the three-month U.S. dollar LIBOR and the adjusted LIBOR-SIFMA spread during the term of the notes changes, the market value of the notes may change.

Interest Rates. We expect that the market value of the notes could be adversely affected by any changes in U.S. interest rates. In general, we expect that the market value of the notes may decrease if U.S. interest rates increase, due to a corresponding decline in the value of the SIFMA Swap Index and that the market value of the notes also may decrease if U.S. interest rates decrease, due to an increase in the SIFMA/LIBOR ratio.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in instruments, such as options, swaps or futures, based upon three-month U.S. dollar LIBOR or the SIFMA Municipal Swap Index. This hedging activity could affect the market price of municipal swaps which in turn could affect the value of the SIFMA Municipal Swap Index and, therefore, the interest rate payable on, and the market value of, the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Citigroup Funding and Citigroup’s Credit Ratings, Financial Condition and Results. Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup may affect the market value of the notes. The notes are subject to the credit risk of Citigroup, the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above, such as an increase in U.S. interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as an increase in the adjusted LIBOR-SIFMA spread.

You Will Not Have Any Rights with Respect to Any Variable-Rate Demand Obligations (“VRDOs”) Comprising the SIFMA Municipal Swap Index

You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, any VRDOs underlying the SIFMA Municipal Swap Index. An investment in the notes does not constitute an investment in any VRDO underlying the SIFMA Municipal Swap Index. In addition, the interest you earn on the notes, if any, is not tax-exempt. You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for further information.

You May Not Be Able to Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Citigroup Financial Products Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Financial Products, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Financial Products’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus and prospectus supplement.

General

The Principal-Protected Notes Based Upon the Levels of the Three-month U.S. Dollar LIBOR and the SIFMA Municipal Swap Index Due 2037 (the “Notes”) are variable rate securities issued by Citigroup Funding that have a maturity of thirty years. The Notes pay an amount at maturity equal to US$100,000 per Note and pay quarterly interest payments equal to a Base Interest Rate plus a Supplemental Rate, if any, based on the aggregated Excess Interest Rates, if any, above the Interest Rate Cap from prior Interest Periods to the extent that the application of the Supplemental Rate to increase Base Interest Rate does not result in the Interest Rate being greater than the Interest Rate Cap. The Interest Rate will vary and could be zero.

The per annum Base Interest Rate for each quarterly Interest Period in the first year of the Notes will equal 9.67%. The Base Interest rate for each quarterly Interest Period in the second year through to the maturity of the Notes will depend on the Three-month U.S. Dollar LIBOR recorded two London Business Days prior to the start of the relevant Interest Period and the weekly levels of Three-month U.S. Dollar LIBOR and the SIFMA Municipal Swap Index during such Interest Period. In general, for each quarterly Interest Period in the second year through to the maturity of the Notes, if the daily weighted average of the SIFMA Municipal Swap Index value is equal to 65% of the arithmetic mean of the weekly Three-month U.S. Dollar LIBOR (calculated as described under the section entitled “—Interest” below), the per annum Base Interest Rate in that Interest Period will accrue at a rate of 4.35% plus the Three-month U.S. Dollar LIBOR recorded two London Business Days prior to the start of that Interest Period. If the Average SIFMA Index Value is less than 65% of the Average U.S. Dollar LIBOR Rate, the Base Interest Rate in such Interest Period will accrue at a rate of more than 4.35% per annum plus the Three-month U.S. Dollar LIBOR recorded two London Business Days prior to the start of the relevant Interest Period. Conversely, if the Average SIFMA Index Value is greater than 65% of the Average U.S. Dollar LIBOR Rate, the per annum Base Interest Rate in such Interest Period will accrue at a rate of less than 4.35% plus the three-month U.S. Dollar LIBOR recorded two London Business Days prior to the start of the relevant Interest Period.

The Notes are a series of debt securities issued by Citigroup Funding under the senior debt indenture described in the accompanying prospectus supplement and prospectus and any payments due under the Notes are fully and unconditionally guaranteed by Citigroup. The aggregate principal amount of Notes issued will be US$10,000,000 (100 Notes). The Notes will mature on February 14, 2037, will constitute part of the senior debt of Citigroup Funding, and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. As a result of the Citigroup guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The Notes will be issued only in fully registered form and in denominations of US$100,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Payment at Maturity

The Notes will mature on February 14, 2037. You will receive at maturity, for each US$100,000 principal amount of Notes you hold, an amount in cash equal to US$100,000 plus any accrued and unpaid interest.

Interest

The interest payable on the Notes will vary and may be zero. We expect to pay interest, if any, in cash quarterly on each February 14, May 14, August 14 and November 14, commencing on May 14, 2007 and ending on the Maturity Date. We refer to each of these quarterly payment dates as an Interest Payment Date and each three-month period from and including the issue date or an Interest Payment Date to but excluding the next Interest Payment Date or Maturity Date as an Interest Period.

The Notes will pay interest, if any, on each Interest Payment Date at a per annum rate, which we refer to as the Interest Rate, equal to:

Base Interest Rate + Supplemental Rate

provided that the Interest Rate will not be less than zero and will not exceed the Interest Rate Cap.

The Base Interest Rate per annum for Year 1 will equal 9.67%.

The Base Interest Rate per annum for Years 2-30 will equal:

Fixed Component + (Variable Component which may be positive, zero or negative)

=> 4.35% + (Three-month USD LIBOR + 8 x (65% x Avg. 3-month USD LIBOR Rate – Avg. SIFMA Index Value))

No interest will accrue on the Notes in any Interest Period in which the Variable Component is negative and the absolute value of the Variable Component is greater than or equal to the Fixed Component. The Base Interest Rate will not be less than zero.

The Fixed Component for the second year through to the maturity of the Notes will equal 4.35%.

The Variable Component for the second year through to the maturity of the Notes will equal:

(Three-month U.S. Dollar LIBOR two London Business Days prior to the start of the relevant Interest Period) +

Leverage Factor x (Adjusted Average U.S. Dollar LIBOR Rate – Average SIFMA Index Value)

The difference between the Adjusted Average U.S. Dollar LIBOR Rate and the Average SIFMA Index Value may be positive, zero or negative.

The Three-month U.S. Dollar LIBOR is the three-month U.S. dollar LIBOR reported by Reuters daily on page “LIBOR01” (or any successor page) at 11:00 am (London time).

The Adjusted Average U.S. Dollar LIBOR Rate will equal:

0.65 x Average Weekly Three-month U.S. Dollar LIBOR Rate

The Leverage Factor will equal 8 and could result in the Interest Rate on the Notes for any period being substantially higher or lower than the fixed component, even in cases where the spread, whether positive or negative, between the Adjusted Average U.S. Dollar LIBOR Rate and the Average SIFMA Index Value is relatively small.

The Average Weekly Three-month U.S. Dollar LIBOR Rate, for any relevant Interest Period, will equal the arithmetic mean of the weekly three-month U.S. dollar LIBOR reported by Reuters on page “LIBOR01” (or any successor page) each Wednesday at 11:00 am (London time). For each Wednesday where the three-month U.S. dollar LIBOR is unavailable, the three-month U.S. dollar LIBOR reported on the next succeeding London Business Day will be used.

The Average SIFMA Index Value for any Interest Period will equal the weighted average of the applicably weekly SIFMA Municipal Swap Index Values reported for that period. The weekly SIFMA Municipal Swap Index Value will equal the value of the Securities Industry and Financial Markets Association Municipal Swap Index reported by Thomson Municipal Market Data each Thursday. For any Thursday where the weekly SIFMA Municipal Swap Index Value is unavailable, the next available reported value for the SIFMA Municipal Swap Index will be used.

The weighted average of the SIFMA index value will equal i) the sum of x) the applicable weekly SIFMA Municipal Swap Index Values reported for that period multiplied by y) the number of days that rate is in effect, divided by ii) the number of days in the relevant Interest Period.

The Supplemental Rate for an Interest Period may be positive or zero and will equal the sum of the Excess Interest Rates for all prior Interest Periods that have not been applied previously to an Interest Period.

The Excess Interest Rate for any Interest Period will equal x) the interest rate that would have been applicable to such Interest Period if the Interest Rate Cap were not in effect minus y) the Interest Rate Cap, provided that the Excess Interest Rate cannot be negative. If the Base Interest Rate is equal to the Interest Rate Cap, the Excess Interest Rate will equal zero and the Interest Rate for that Interest Period will equal the Interest Rate Cap. If the Base Interest Rate exceeds the Interest Rate Cap, the Excess Interest Rate will be positive, the Notes will pay interest at a rate equal to the Interest Rate Cap and the Excess Interest Rate will be added to the Supplemental Rate available for following Interest Periods. If the Base Interest Rate is less than the Interest Rate Cap, the Supplemental Rate will be applied to the Base Interest, to increase the Interest Rate up to, but not exceeding the Interest Rate Cap, with any unapplied portion of the Supplemental Rate available for following Interest Periods.

The Interest Rate Cap per annum will equal the lesser of:

a) 17%; and

b) 1.9 x (Three-month U.S. Dollar LIBOR + 0.20%).

Interest will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each Interest Payment Date. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on that Interest Payment Date will be made on the next succeeding Business Day, unless that day falls in the next calendar month, in which case the Interest Payment Date will be the first preceding Business Day. Such payment will have the same force and effect as if made on that Interest Payment Date, and no additional interest will accrue as a result of delayed payment.

Business Day means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close.

Determination of Three-month U.S. Dollar LIBOR

The Three-month U.S. Dollar LIBOR shall be determined as described in “—Interest” above.

If a rate for three-month U.S. dollar LIBOR is not published on “LIBOR01” (or any successor page) on any Wednesday, then the calculation agent will use the three-month U.S. dollar LIBOR published on the next succeeding business day.

Discontinuance of the SIFMA Municipal Swap Index

If Thomson Municipal Market Data (“MMD”) discontinues production of the SIFMA Municipal Swap Index and MMD or another entity produces a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the SIFMA Municipal Swap Index, then the value of the SIFMA Municipal Swap Index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

If MMD discontinues production of the SIFMA Municipal Swap Index and a successor index is not selected by the calculation agent or is no longer published on any date of determination of the value of the SIFMA Municipal Swap Index, the value to be substituted for the index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the index prior to any such discontinuance.

If MMD discontinues production of the SIFMA Municipal Swap Index prior to the determination of the Interest Rate for any Interest Period and the calculation agent determines that no successor index is available at that time, then on each day on which the value of the SIFMA Municipal Swap Index must be determined until the earlier to occur of (a) the determination of the Interest Rate for such Interest Period and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the value of the index as described in the preceding paragraph. The calculation agent will cause notice of weekly values to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation). Notwithstanding these alternative arrangements, discontinuance of the production of the SIFMA Municipal Swap Index may adversely affect the market value of the Notes.

If a successor index is selected or the calculation agent calculates a value as a substitute for the index as described above, the successor index or value will be substituted for the index for all purposes. Notwithstanding these alternative arrangements, discontinuance of the production of the SIFMA Municipal Swap Index may adversely affect the market value of the Notes.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup, the trustee and the beneficial owners of the Notes, absent manifest error.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Default Interest Rate

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 6.25% per annum on the unpaid amount due. If default interest is required to be calculated for a period of less than one year, it will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Paying Agent and Trustee

Citibank will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citigroup Financial Products. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citigroup Financial Products is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

HISTORICAL DATA ON THE THREE-MONTH U.S. DOLLAR LIBOR

The three-month U.S. dollar LIBOR is a daily reference rate based on the interest rates in the London interbank money market. The three-month U.S. dollar LIBOR is the rate reported daily by Reuters on page LIBOR01 at 11:00 am (London time). The following table sets forth, for each of the periods indicated, the high and the low level of the three-month U.S. dollar LIBOR, as reported on Reuters. The historical performance of the three-month U.S. dollar LIBOR should not be taken as an indication of the future performance of the three-month U.S. dollar LIBOR during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in the three-month U.S. dollar LIBOR during any period set forth below is not any indication that the three-month U.S. dollar LIBOR is more or less likely to increase or decrease at any time over the term of the Notes.

	High	Low
2002
Quarter
First	2.05%	1.72%
Second	2.04	1.86
Third	1.86	1.73
Fourth	1.84	1.38
2003
Quarter
First	1.39	1.23
Second	1.33	1.00
Third	1.16	1.10
Fourth	1.18	1.15
2004
Quarter
First	1.15	1.11
Second	1.61	1.11
Third	2.02	1.58
Fourth	2.56	2.03
2005
Quarter
First	3.12	2.57
Second	3.52	3.12
Third	4.07	3.53
Fourth	4.54	4.08
2006
Quarter
First	5.00	4.54
Second	5.51	5.00
Third	5.52	5.36
Fourth	5.38	5.35
2007
Quarter
First (through January 31, 2007)	5.36	5.36

The three-month U.S. dollar LIBOR reported by Reuters on LIBOR01 at 11:00 am (London time) on January 31, 2007 was 5.36%.

DESCRIPTION OF THE SIFMA MUNICIPAL SWAP INDEX

General

Unless otherwise stated, we have derived all information regarding the Securities Industry and Financial Markets Association Municipal Swap Index™ (the “SIFMA Municipal Swap Index”) (formerly known as the Bond Market Association (“BMA”) Municipal Swap Index) provided in this pricing supplement, including its composition, method of calculation and changes in components, from publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by the Securities Industry and Financial Markets Association and/or Thomson Municipal Market Data (“MMD”). MMD is under no obligation to continue to produce, and may discontinue or suspend the production of, the SIFMA Municipal Swap Index at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the SIFMA Municipal Swap Index.

The SIFMA Municipal Swap Index was created by the Securities Industry and Financial Markets Association and is produced by MMD. The SIFMA Municipal Swap Index is a weekly high-grade market index comprised of tax-exempt variable-rate demand obligations (“VRDOs”) from MMD’s database of more than 15,000 active VRDO issues.

The SIFMA Municipal Swap Index is calculated on a weekly basis, and released to subscribers on Thursday. The actual number of issues that make up the SIFMA Municipal Swap Index will vary in time as issues mature or are called, converted, or newly issued. In addition, if changes occur which violate the criteria or calculation methods of the SIFMA Municipal Swap Index, an issue will be dropped. The qualification criteria for the SIFMA Municipal Swap Index have been established by a subcommittee of the Securities Industry and Financial Markets Association (formerly the Bond Market Association). Typically, the SIFMA Municipal Swap Index has included 650 issues in any given week.

Computation of the SIFMA Municipal Swap Index

To be eligible for inclusion in the SIFMA Municipal Swap Index, an issue must meet the following criteria:

(1)	be a weekly reset, effective on Wednesday (no lag resets considered);

(2)	NOT be subject to Alternative Minimum tax;

(3)	have an outstanding amount of $10 million or more;

(4)	have the highest short-term rating (VMIG1 by Moody’s or A-1+ by S&P); and

(5)	pay interest on a monthly basis, calculated on an actual/actual basis.

In addition, only one quote per obligor per remarketing agent will be included in the SIFMA Municipal Swap Index. Issues from all states are eligible for inclusion.

The following are considered in the SIFMA Municipal Swap Index calculation:

•	The standard deviation of the rates is calculated. Any issue falling outside of +/- 1.0 standard deviations is dropped.

•	Each participating remarketing agent is limited to no more than 15% of the SIFMA Municipal Swap Index by an averaging method.

Historical Data on the SIFMA Municipal Swap Index

The following table sets forth, for each of the periods indicated, the high and the low value of the SIFMA Municipal Swap Index (or, where relevant, the BMA Municipal Swap Index), as reported by MMD. The historical performance of the SIFMA Municipal Swap Index should not be taken as an indication of the future performance of the SIFMA Municipal Swap Index during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in the SIFMA Municipal Swap Index during any period set forth below is not any indication that the SIFMA Municipal Swap Index is more or less likely to increase or decrease at any time over the term of the Notes.

	High	Low
2002
Quarter
First	1.48%	1.08%
Second	1.68	1.15
Third	1.68	1.09
Fourth	1.85	1.01
2003
Quarter
First	1.15	0.95
Second	1.36	0.98
Third	1.08	0.70
Fourth	1.23	0.92
2004
Quarter
First	1.03	0.87
Second	1.09	1.01
Third	1.69	1.00
Fourth	1.99	1.43
2005
Quarter
First	2.28	1.48
Second	3.00	2.09
Third	2.75	1.97
Fourth	1.99	1.43
2006
Quarter
First	3.22	2.93
Second	3.97	3.06
Third	3.74	3.35
Fourth	3.91	3.37
2007
Quarter
First (through January 31, 2007)	3.63	3.45

The SIFMA Municipal Swap Index value reported by MMD on January 31, 2007 was 3.50.

License Agreement

MMD and an affiliate of Citigroup Global Markets have entered into a non-exclusive license agreement providing, in exchange for a fee, the right to use the SIFMA Municipal Swap Index owned and published by MMD in connection with certain securities, including the Notes.

The Notes are not sponsored, endorsed, sold or promoted by MMD. MMD makes no representation or warranty, express or implied, to the holder of the Notes or to any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the MMD to track the performance of municipal swaps. MMD’s only relationship to Citigroup and its subsidiaries, including Citigroup Funding (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and tradenames of MMD and of the SIFMA

Municipal Swap Index which is determined, composed and calculated by MMD without regard to Citigroup, its subsidiaries or holders of the Notes. MMD has no obligation to take the needs of Citigroup, its subsidiaries or the holders of the Notes into consideration in determining, composing or calculating the SIFMA Municipal Swap Index. MMD is not responsible for and has not participated in the determination of the timing or sale of the Notes, prices at which the Notes are initially to be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which interest is payable on the Notes. MMD has no obligation or liability in connection with the administration, marketing or trading of the Notes.

The SIFMA Municipal Swap Index is calculated using information that MMD considers reliable but neither MMD nor the Securities Industry and Financial Markets Association represents that the SIFMA Municipal Swap Index is accurate or complete and it should not be relied upon as such by Citigroup Funding, Citigroup, Citigroup Global Markets, the trustee or holders of the Notes. In addition, the methodology used to calculate the SIFMA Municipal Swap Index may change from time to time and, although it will endeavor to provide Citigroup Funding with reasonable advance notice, MMD reserves the right to discontinue publication of the SIFMA Municipal Swap Index at any time. In no event shall MMD have any liability to Citigroup Funding, Citigroup, Citigroup Global Markets, holders of the Notes or any other third party for damages of any kind incident to the use of the SIFMA Municipal Swap Index.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax considerations that may be relevant to a holder of a note that purchases the note at original issuance, that holds the note as a capital asset, and that is a U.S. Holder, as defined under the section entitled “United States Federal Income Tax Considerations” in the accompanying prospectus supplement. This summary supplements, and should be read in conjunction with, the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement.

The notes will be treated for United States federal income tax purposes as subject to Treasury regulations governing contingent payment debt instruments (“CPDIs”). Under the CPDI rules, you will be required to include in income each year an accrual of interest at a “comparable yield” (determined at the time of issuance of the notes) for a comparable non-contingent note issued by us, adjusted as described below. We are required to provide you, solely for United States federal income tax considerations, with the comparable yield for the notes and also a schedule of projected payments on the notes. The payments set forth on that schedule must produce a total return on the note equal to the comparable yield. You may submit a written request to us at Director, Tax Reporting and Withholding Group, Citigroup, 388 Greenwich Street, 22nd Floor, New York, NY 10013 (telephone: (212) 816-6000) to obtain the comparable yield and projected payment schedule. If, during any taxable year, you receive actual payments with respect to the notes that in the aggregate are more than (or less than) the total amount of projected payments for that taxable year, you will have additional (or a reduced amount of) interest income for that year. Accordingly, in any taxable year, your taxable interest income in respect of the notes may be more than, or less than, the cash that you receive.

You will recognize gain or loss on disposition of a note, including at maturity of the note, equal to the difference between the amount of cash plus the fair market value of any other property that you receive and your adjusted tax basis in the note. Your adjusted tax basis in a note will be equal to (i) your original purchase price for the note, (ii) increased by any interest income you previously accrued (determined without regard to any adjustments to interest accruals described above) and (iii) decreased by the amount of any projected payments that were previously scheduled to be made in respect of the notes (without regard to the actual amount paid). Any gain that you realize on a disposition of a note will be characterized as ordinary income, rather than as capital gain. Any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the note is held for more than one year). The deductibility of net capital losses is subject to limitations.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated June 20, 2006 among Citigroup Funding, Citigroup and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, US$10,000,000 principal amount of Notes (100 Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup. Citigroup Global Markets proposes to offer the notes directly to the public at the public offering price set forth on the cover page of this pricing supplement.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup or its affiliates have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

To the extent the offer of any Notes is made in any Member State of the European Economic Area that has implemented the European Council Directive 2003/71/EC (such Directive, together with any applicable implementing measures in the relevant home Member State under such Directive, the “Prospectus Directive”) before the date of publication of a valid prospectus in relation to the Notes which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in that Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require the Citigroup Funding to publish a prospectus pursuant to the Prospectus Directive.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The Notes are being offered globally for sale in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page of this document.

The agent or dealer has agreed that it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Notes, in or from any jurisdiction, except when to the best knowledge and belief of the agent or dealer it is permitted under applicable laws and regulations. In so doing, the agent or dealer will not impose any additional obligations on Citigroup Funding.

The agent or dealer has represented and agreed that:

•

in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (“Relevant Implementation Date”) it has not made and will not make an offer of Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State;

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to Citigroup Funding or Citigroup;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom;

•

it will not offer or sell any Notes directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person except under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant governmental and regulatory authorities in effect at the relevant time. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan;

•

it is aware of the fact that no securities prospectus (Wertpapierprospekt) under the German Securities Prospectus Act (Wertpapierprospektgesetz, the “Prospectus Act”) has been or will be published in respect of the Notes in the Federal Public of Germany and that it will comply with the Prospectus Act and all other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of the Notes; and

•

no Notes have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account as defined in article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; and that the direct or indirect resale to the public in France of any Notes acquired by any qualified investors (investisseurs qualifiés) and/or any investors belonging to a limited circle of investors (cercle restreint d’investisseurs) may be made only as provided by articles L. 412-1 and L. 621-8 of the French Code of Monétaire et Financier and applicable regulations thereunder; and that none of the pricing supplement, the prospectus supplement, the prospectus or any other offering materials relating to the Notes has been released, issued or distributed to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) mentioned above.

This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the “Securities and Futures Act” or the “Act”). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a “relevant person” (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of the Securities and Futures Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been satisfied. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i)	the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of the Act, or arises from an offer referred to in Section 275(1A) of the Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of the Act (in the case of a trust)

(ii)	no consideration is or will be given for the transfer; or

(iii)	the transfer is by operation of law.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer of Notes is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement are true.

Please also refer to the section “ERISA Matters” in the accompanying prospectus supplement and prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

US$10,000,000 principal amount

Principal-Protected Notes

Based Upon the Levels of

Three-month U.S. Dollar LIBOR and the SIFMA Municipal Swap Index (formerly known as the BMA Municipal Swap Index)

Due February 14, 2037

(US$100,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

February 1, 2007

(Including Prospectus Supplement dated

April 13, 2006 and Prospectus dated

March 10, 2006)

Citigroup